SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

First Quarter 2013

Earnings Release

23 May 2013

01

Earnings Release

Lisbon, Portugal, 23 May 2013

In 1Q13, consolidated operating revenues amounted to Euro 1,553 million, while consolidated EBITDA stood at Euro 526 million. EBITDA margin reached 33.9% underpinned by the solid margin of the Portuguese telecommunications businesses, which stood at 42.8%, and the growth in Oi’s EBITDA margin, which stood at 30.5%. In 1Q13, fully and proportionally consolidated international assets represented 58.7% and 52.0% of PT’s consolidated revenues and EBITDA, respectively. Net income reached Euro 27 million. In 1Q13, capex amounted to Euro 287 million, equivalent to 18.5% of revenues, while capex from Portuguese telecommunications businesses stood at Euro 99 million, down by 13.7% y.o.y and representing 15.6% of revenues (-1.3pp y.o.y). In 1Q13, EBITDA minus capex reached Euro 240 million, while EBITDA minus capex of the Portuguese telecommunications businesses amounted to Euro 172 million (-10.6% y.o.y). In 1Q13, operating cash flow stood at Euro 58 million, reflecting the seasonal first quarter investment in working capital (Euro 213 million), while free cash flow amounted to a negative amount of Euro 186 million. Excluding Oi and Contax, free cash flow stood at a negative amount of Euro 15 million, reflecting the seasonal Euro 100 million working capital investment and typical concentration of interest costs. As at 31 March 2013, net debt adjusted for unused tax credits related to the transfer of the regulated pension plans to the Portuguese State amounted to Euro 7,912 million, and excluding the proportional consolidation of Oi and Contax, amounted to Euro 4,601 million. In 1Q13, cost of net debt, excluding the proportional consolidation of Oi and Contax, reached 5.3% and cost of gross debt stood at 4.9%, with an average maturity of 6.2 years, already taking into acount the Euro 1 billion bond issued in May 2013.

Consolidated financial highlights (1)	Euro million

	1Q13	1Q12	y.o.y
Operating revenues	1,552.6	1,715.7	(9.5)%
Operating costs (2)	1,026.3	1,144.0	(10.3)%
EBITDA (3)	526.3	571.7	(7.9)%
Income from operations (4)	173.4	208.8	(17.0)%
Net income	26.7	55.4	(51.7)%
Capex	286.5	258.9	10.7%
Capex as % of revenues (%)	18.5	15.1	3.4	pp
EBITDA minus Capex	239.7	312.8	(23.4)%
Operating cash flow	57.9	113.4	(49.0)%
Free cash flow	(186.0)	(158.3)	(17.5)%
Adjusted net debt (5)	7,911.8	6,847.4	15.5%
Adjusted net debt exc. Oi and Contax (5)	4,600.7	4,445.8	3.5%
After-tax unfunded PRB obligations	603.7	675.5	(10.6)%
EBITDA margin (%) (6)	33.9	33.3	0.6	pp
Adjusted net debt / EBITDA (x) (5)	3.6	2.9	0.7	x
Basic earnings per share	0.03	0.06	(51.2)%
Diluted earnings per share (7)	0.03	0.06	(51.2)%

(1) The consolidated income statement and the statement of financial position were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) Net debt was adjusted for the unused tax credits resulting from amounts paid to the Portuguese government in December 2011 and 2012 in connection with the transfer of unfunded pension obligations. (6) EBITDA margin = EBITDA / operating revenues. (7) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

PORTUGAL TELECOM  |  Earnings Release  |  First Quarter 2013

02

Financial Review

Income Statement

Consolidated income statement (1)	Euro million

	1Q13	1Q12	y.o.y
Operating revenues	1,552.6	1,715.7	(9.5)%
Portugal (2)	634.4	680.4	(6.8)%
Residential	182.5	176.9	3.2%
Personal	156.3	169.3	(7.7)%
Enterprise	202.2	226.0	(10.5)%
Wholesale, other and eliminations	93.4	108.2	(13.6)%
Brazil • Oi	723.9	788.4	(8.2)%
Other and eliminations	194.2	246.9	(21.3)%
Operating costs (3)	1,026.3	1,144.0	(10.3)%
Wages and salaries	248.2	293.3	(15.3)%
Direct costs	266.2	295.7	(10.0)%
Commercial costs	122.2	124.6	(1.9)%
Other operating costs	389.7	430.4	(9.4)%
EBITDA (4)	526.3	571.7	(7.9)%
Post retirement benefits	12.5	16.2	(22.7)%
Depreciation and amortisation	340.4	346.7	(1.8)%
Income from operations (5)	173.4	208.8	(17.0)%
Other expenses (income)	(20.9)	11.1	n.m.
Curtailment costs, net	0.6	0.9	(24.4)%
Net losses (gains) on disposal of fixed assets	(0.4)	0.9	n.m.
Net other costs (gains)	(21.1)	9.4	n.m.
Income before financ. & inc. taxes	194.2	197.7	(1.7)%
Financial expenses (income)	123.2	96.6	27.5%
Net interest expenses (income)	145.7	107.6	35.4%
Equity in earnings of affiliates, net	(40.1)	(46.2)	(13.4)%
Net other financial losses (gains)	17.6	35.2	(50.2)%
Income before income taxes	71.1	101.0	(29.7)%
Provision for income taxes	(32.3)	(21.2)	52.2%
Income before non-controlling interests	38.8	79.8	(51.4)%
Losses (income) attributable to non-controlling interests	(12.0)	(24.4)	(50.7)%
Consolidated net income	26.7	55.4	(51.7)%

(1) The consolidated income statement was adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Businesses in Portugal include wireline and TMN. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 1Q13, consolidated operating revenues decreased by Euro 163 million to Euro 1,553 million (-9.5% y.o.y), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 116 million), and the revenue decline in the Portuguese telecommunications businesses (Euro 46 million) and international businesses which was partially offset by the higher contribution from Oi.

In 1Q13, revenues from Portuguese telecommunications businesses decreased by 6.8% y.o.y, having improved the trend when compared to 4Q12 (-8.1% y.o.y). This performance was achieved against a backdrop of adverse calendar effects, including 2012 being a leap year and Easter being in 1Q13, and was due to sustained growth in the Residencial segment, improving trends in the Personal and Wholesale segments and notwithstanding the deterioration observed in enterprises. The total decline in revenues was primarily due to: (1) the decline in the Enterprise customer segment (Euro 24 million, -10.5% y.o.y), impacted by strong cost cutting strategies implemented by corporates and SMEs, leading to lower consumption and increased pricing pressure; (2) the decline in the Personal customer segment (Euro 13 million, -7.7% y.o.y), as a result of lower customer revenues (Euro 12 million, -8.6% y.o.y), reflecting challenging economic conditions and pricing pressure, notwithstanding a continued improvement in the sequential quarterly trend (-11.2% y.o.y in 3Q12; -9.1% y.o.y in 4Q12, and -8.6% y.o.y in 1Q13), and lower interconnection revenues (Euro 5 million, -40.2% y.o.y), following the regulated tariff declines, which will tend to average out in 2013, having a stronger impact during 1H13, which more than offset an increase in sales (Euro 5 million, +40.7% y.o.y), and (3) lower revenues from wholesale and other businesses (Euro 15 million, -13.6% y.o.y), including the impact of lower capacity sales (Euro 8 million, -26% y.o.y), the decline in the directories business (Euro 3 million, -31.6% y.o.y) and a decline in revenues from public phones. These negative effects were partially offset by an increase in revenues from the Residential customer segment (Euro 6 million, +3.2% y.o.y), mainly related to pay-TV and broadband revenues, which are underpinned by the strong performance and continued market share gains of MEO’s triple-play offers. In 1Q13, the total effect on revenues from adverse calendar effects amounted to Euro 5 million while the total direct impact of regulation in revenues amounted to Euro 14 million. Excluding the impact of regulation, revenues in Portuguese telecommunications businesses would have declined by 4.6% y.o.y in 1Q13.

Oi’s revenues proportionally consolidated stood at Euro 724 million (R$ 7,451 million, equivalent to 100%) in 1Q13, compared to Euro 788 million (R$ 7,130 million, equivalent to 100%) in 1Q12, a decrease of Euro 64 million reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 100 million). On a constant currency basis, the contribution of Oi to PT’s consolidated operating revenues in 1Q13 would have amounted to Euro 824 million, representing an increase of Euro 35 million primarily explained by: (1) higher revenues from the Residential segment, due to the positive contribution of broadband and pay-TV revenues that more than offset lower fixed voice revenues; (2) an increase in the Personal Mobility segment revenues, on the back of higher revenues from traffic, broadband services and monthly fees, underpinned by Oi’s strong focus in the postpaid and higher income segments, and (3) higher sales, reflecting Oi’s strategy to broaden the scope of its presence in the mobile market. Oi’s revenues were proportionally consolidated based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other revenues, including intra-group eliminations, decreased by 21.3% y.o.y to Euro 194 million in 1Q13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 22 million). Excluding this effect, the reduction in other revenues is primarily explained by a lower contribution from Contax.

The contribution from fully and proportionally consolidated international assets to consolidated operating revenues stood at 58.7% in 1Q13, while Brazil accounted for 53.7%.

In 1Q13, consolidated EBITDA decreased by Euro 45 million (-7.9% y.o.y) to Euro 526 million, as compared to Euro 572 million in 1Q12, mainly due to the impact of the depreciation of the Brazilian Real against the Euro (Euro 33 million) and the EBITDA decline in the Portuguese telecommunications businesses (Euro 36 million, -11.7% y.o.y), which is explained by lower revenues (Euro 46 million), including in 1Q13 the unfavourable calendar effects referred to above and the worst weather conditions in 40 years, leading to higher maintenance costs. This decline was partially offset by a higher contribution from Oi (Euro 24 million, on a constant currency basis), reflecting mostly the revenue improvement as explained above and also lower personnel costs and provisions, which more than offset higher supplies and external services and commercial costs. On a constant currency basis, EBITDA from other businesses remained broadly flat at Euro 36 million.

EBITDA by business segment (1)	Euro million

	1Q13	1Q12	y.o.y
Portugal	271.6	307.7	(11.7)%
Brazil • Oi	220.7	227.3	(2.9)%
Other	34.0	36.8	(7.6)%
EBITDA	526.3	571.7	(7.9)%
EBITDA margin (%) (2)	33.9	33.3	0.6	pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues

EBITDA from the Portuguese telecommunications businesses amounted to Euro 272 million in 1Q13 (-11.7% y.o.y), equivalent to a 42.8% margin. The EBITDA performance is the result of the decline in service revenues (Euro 43 million), which have high operating leverage. In effect, while service revenues minus direct costs declined by Euro 42 million, EBITDA declined by Euro 36 million, reflecting a continuous focus on cost cutting and profitability of operations. This performance is even more noteworthy as it was achieved against a backdrop of heavy rain in 1Q13, as total rainfall in 1Q13 was 6.7x higher than in 1Q12 and 2.4x higher than the average of the first quarter of the two previous years. This affects copper customers requiring more customer support and leading to higher maintenance activities, including more truck rolls. The total combined impact of the adverse weather conditions in opex in 1Q13, including higher external expenses, overtime remunerations and costs associated with the launch of M4O, amounted to Euro 6 million in the quarter. Excluding these effects, opex in Portuguese telecommunications businesses would have declined by 4.1% y.o.y in 1Q13. The opex performance in the Portuguese telecommunications businesses was impacted by higher direct costs in the large corporates reflecting primarily a higher weight of VAS and IT/IS services in this segment.

In 1Q13, Oi’s EBITDA stood at Euro 221 million (R$ 2,272 million, equivalent to 100%), compared to Euro 227 million (R$ 2,055 million, equivalent to 100%) in 1Q12, an Euro 7 million decrease that includes the impact of the depreciation of the Brazilian Real against the Euro (Euro 30 million). On a constant currency basis, the contribution of Oi to PT’s consolidated EBITDA would have increased by Euro 24 million over the same period of last year, to Euro 251 million in 1Q13, explained primarily by higher operating revenues and lower personnel costs, reflecting Oi’s resolution to reduce the level of variable remunerations and lower provisions. These effects more than offset higher external services, mainly due to increased maintenance expenses that reflect customer growth and focus on improving quality, and also higher commercial costs, namely commission expenses and costs of goods sold, reflecting increased commercial activity. Oi’s EBITDA was proportionally consolidated based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other EBITDA decreased by 7.6% y.o.y (Euro 3 million) to Euro 34 million in 1Q13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 5 million). On a constant currency basis, EBITDA from other businesses increased to circa Euro 2 million, reflecting higher revenues from MTC (Euro 3 million) and Contax (Euro 4 million), which more than offset a lower contribution from Cabo Verde Telecom, due to an adverse regulatory environment, and Timor Telecom.

Fully and proportionally consolidated international assets represented 52.0% of PT’s consolidated EBITDA in 1Q13, while the Brazilian businesses accounted for 44.7% of EBITDA in the period, as compared to 49.3% and 42.1% in 1Q12, respectively.

Post retirement benefits costs decreased from Euro 16 million in 1Q12 to Euro 13 million in 1Q13 due to a lower contribution from the Portuguese telecommunications businesses (Euro 4 million), which reflects the reduction in the discount rates undertaken at the end of 2012, leading to a lower net interest cost in 1Q13. Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of a revised version of IAS 19 Employee Benefits. Additional information is available under the section “Other disclosures, changes in accounting policies and estimates”.

Depreciation and amortisation costs decreased to Euro 340 million in 1Q13, compared to Euro 347 million in 1Q12 (-1.8% y.o.y). Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 22 million), depreciation and amortisation costs would have increased by 4.5% y.o.y (Euro 16 million) to Euro 362 million in 1Q13. This increase is explained primarily by a higher contribution from Oi (Euro 19 million, on a constant currency basis) as a result of the increased investments made in 2012, namely in the coverage and capacity of Oi’s 2G and 3G networks, in the capacity, capillarity and quality of the wireline and broadband networks and in the acquisition of the 4G-LTE license. The higher depreciation and amortisation costs at Oi were partially offset by lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 5 million), reflecting the decline in capex occurred in 2012 against the backdrop of the investments in future proof technologies and networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Net other gains amounted to Euro 21 million in 1Q13 as compared to net other costs of Euro 9 million in 1Q12. The improvement of Euro 31 million reflects primarily the impact of the negotiation of the wireline Concession Agreement with the Government.

Net interest expenses increased to Euro 146 million in 1Q13 as compared to Euro 108 million in 1Q12, reflecting primarily: (1) an increase in the average cost of net debt excluding the proportional consolidation of Oi and Contax, from 3.6% in 1Q12 to 5.3% in 1Q13, mainly as a result of a lower return on cash applications and also an increase in the cost of gross debt from 4.4% in 1Q12 to 4.9% in 1Q13, and (2) a higher contribution from Oi, Contax and its controlling shareholders, including the impact of the increase in its average net debt, that more than compensated the reduction in the cost of debt in Brazil and the depreciation of the Brazilian Real against the Euro. The increase in Oi’s net debt is mainly explained by: (1) payments made in April 2012 in connection with Oi’s corporate simplification; (2) the negative free cash flow generated between 1Q12 and 1Q13, reflecting mainly legal action payments, and (3) the dividends paid in May and August 2012.

Equity in earnings of affiliates amounted to Euro 40 million in 1Q13, as compared to Euro 46 million in 1Q12, mainly due to tax and currency effects as operationally equity consolidated companies continue to perform.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, decreased from Euro 35 million in 1Q12 to Euro 18 million in 1Q13, reflecting primarily: (1) lower net foreign currency losses (Euro 9 million), explained by the impact of the depreciation of the US Dollar against the Euro in 1Q12 on net assets denominated in US Dollars; (2) lower net other financial expenses at Oi, mainly related to banking services and certain other financial costs, and (3) lower commissions at Portuguese operations.

Income taxes amounted to Euro 32 million in 1Q13 and Euro 21 million in 1Q12, corresponding to an effective tax rate of 45.4% and 21.0%, respectively. The increase in the effective tax rate is explained primarily by a significantly lower effective tax rate from Brazilian operations in 1Q12. Adjusting for the contribution from

Brazilian operations and also higher non-deductible financial expenses and higher provisions for income taxes in the Portuguese operations in 1Q13, the effective tax rate would have been 28.5% in 1Q13 and 31.3% in 1Q12.

Income attributable to non-controlling interests amounted to Euro 12 million in 1Q13 and Euro 24 million in 1Q12. The reduction of Euro 12 million reflects a lower income attributable to non-controlling interests of: (1) the African businesses (Euro 8 million), mainly due to tax and currency effects, and (2) Oi (Euro 4 million), as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 27 million in 1Q13 compared to Euro 55 million in 1Q12, a decrease primarily explained by lower income from operations.

Shareholder Remuneration

Following the shareholder approval at the AGM that was held on 19 April 2013, PT paid the dividend in relation to fiscal year 2012 amounting to Euro 0.325 per share. This cash payment took place on 17 May 2013.

Capex

Capex amounted to Euro 287 million in 1Q13, equivalent to 18.5% of revenues, as compared to Euro 259 million in 1Q12. Excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 23 million), capex would have increased 19.6% y.o.y in 1Q13 to Euro 310 million. This increase is explained by a higher contribution from Oi (Euro 66 million in constant currency), reflecting the investments made in 3G coverage and capacity, in the initial rollout of the 4G-LTE network and in the capacity, capillarity and quality of the wireline and broadband networks. Oi’s higher contribution was partially offset by a lower contribution from Portuguese telecommunications businesses (Euro 16 million), which stood at Euro 99 million in 1Q13. This decline reflects the investments in future proof technologies and networks undertaken in previous years, which are translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal. Capex from other businesses remained broadly stable at Euro 23 million in 1Q13, as the higher capex from MTC, mostly directed to network upgrades and investments in new IT systems, was offset by a lower capex at CVT and CST, following the investments realised in 2012 in the rollout of the submarine cable.

Capex by business segment	Euro million

	1Q13	1Q12	y.o.y
Portugal	99.2	114.9	(13.7)%
Brazil • Oi	164.3	120.6	36.2%
Other	23.1	23.4	(1.3)%
Total capex	286.5	258.9	10.7%
Capex as % of revenues	18.5	15.1	3.4	pp

Cash Flow

In 1Q13, operating cash flow stood at Euro 58 million as compared to Euro 113 million in 1Q12, both penalised by the seasonal first quarter investments in working capital. The decline in operating cash flow (Euro 56 million) is explained by: (1) a lower EBITDA minus Capex (Euro 73 million), reflecting mainly the Euro 44 million increase in Oi’s capex and the Euro 20 million decline in the EBITDA minus capex of the Portuguese telecommunications businesses, and (2) lower provisions and adjustments (Euro 11 million), which represent a non-cash item included in EBITDA, a reduction that is mainly related to Oi. The decline in EBITDA minus capex was partially offset by lower working capital investment (Euro 29 million), reflecting primarily a lower capex in 4Q12 when compared to 4Q11 that translated to lower cash payments to suplliers in 1Q13 when compared to 1Q12.  Excluding the proportional consolidation of Oi and Contax, operating cash-flow in 1Q13 would have been broadly stable at Euro 76 million as compared to Euro 77 million in 1Q12. This performance reflects lower working capital investments, as referred to above, which compensated the lower EBITDA minus capex observed in the period.

Free cash flow	Euro million

	1Q13	1Q12	y.o.y
EBITDA minus Capex	239.7	312.8	(23.4)%
Non-cash items	31.6	42.5	(25.8)%
Change in working capital	(213.4)	(241.9)	(11.8)%
Operating cash flow	57.9	113.4	(49.0)%
Interests	(122.5)	(116.8)	4.9%
Net reimbursements (contributions) to pension funds	(18.4)	(26.4)	(30.2)%
Paym. to pre-retired, suspended employees and other	(34.4)	(35.9)	(4.3)%
Income taxes	(44.7)	(29.5)	51.5%
Dividends received	25.2	24.5	3.0%
Other cash movements	(49.1)	(87.6)	(43.9)%
Free cash flow	(186.0)	(158.3)	(17.5)%

In 1Q13, consolidated free cash flow amounted to negative Euro 186 million, while in 1Q12 stood at a negative Euro 158 million, a performance that is primarily explained by: (1) lower operating cash-flow, as described above; (2)  higher interest payments, reflecting primarily the increase in Oi’s net debt, and (3) higher tax payments, mainly at certain international operations. This negative effects were more than offset by lower payments related to post retirement benefits, including net contributions to pension and healthcare funds and payments to pre-retirees, and by lower cash outflows related to judicial deposits at Oi. Excluding the proportional consolidation of Oi and Contax, free cash flow in 1Q13 stood at negative Euro 15 million, penalised by the seasonal Euro 100 million first quarter investment in working capital and interest payments.

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling holding companies and adjusted for unused tax credits related with payments made to the Portuguese State in connection with the pensions transaction amounted to Euro 4,601 million as at 31 March 2013.

Change in net debt	Euro million

	1Q13	1Q12
Net debt (initial balance)	7,711.2	6,612.8
Less: free cash flow	(186.0)	(158.3)
Translation effect on foreign currency debt	164.0	8.6
Dividends paid by PT	0.0	184.8
Other (1)	39.4	109.1
Net debt (final balance)	8,100.6	7,073.5
Less: Tax effect on unfunded post retirement benefits obligations (2)	188.8	226.1
Adjusted net debt (final balance)	7,911.8	6,847.4
Less: Net debt from Oi and Contax, including holding companies	3,311.1	2,401.7
Adjusted net debt exc. Oi and Contax (final balance)	4,600.7	4,445.8
Change in net debt	389.4	460.7
Change in net debt (%)	5.1%	7.0%

(1) This caption includes primarily the payment made in 1Q12 in connection with the 4G-LTE license acquired in Portugal and the dividends paid by PT’s subsidiaries to non-controlling interests. (2) This caption corresponds to the unused tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations.

Total consolidated net debt amounted to Euro 8,101 million as at 31 March 2013, as compared to Euro 7,711 million as at 31 December 2012, an increase of Euro 389 million reflecting primarily: (1) the negative free cash flow generated in the period (Euro 186 million); (2) the impact of the appreciation of the Brazilian Real against the Euro, which resulted in a net debt increase of Euro 164 million, and (3) dividends paid by PT’s subsidiaries to non-controlling interests (Euro 32 million). Adjusting for the unused tax credits on payments made to the Portuguese State in connection with the pensions transaction, consolidated net debt amounted to Euro 7,912 million as at 31 March 2013.

As at 31 March 2013, total consolidated gross debt amounted to Euro 11,037 million, of which 84.0% was medium and long-term and Euro 3,956 million relates to the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding this proportional consolidation, gross debt amounted to Euro 7,081 million, of which 79.5% was medium and long-term and 85.2% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,161 million at the end of March 2013, which includes Euro 869 million of undrawn committed commercial paper lines and facilities.

Excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 5.3% in 1Q13, compared to 3.6% in 1Q12, reflecting a lower return on cash applications and also a higher cost of gross debt, which stood at 4.9% in 1Q13 and 4.4% in 1Q12. The increase in the cost of gross debt is explained primarily by the bonds issued in July and October 2012 bearing interest at annual rates of 6.25% and 5.875%, respectively. The maturity of PT’s net debt excluding Oi and Contax was 5.4 years as at 31 March 2013. Adjusting for the Euro 1 billion 7-year Eurobond issued in May 2013 and for the amortisation of the Euro 1 billion bond in April 2013, the average maturity was 6.2 years.

Post Retirement Benefit Obligations

As at 31 March 2013, the projected post retirement benefit obligations (PBO) from Portuguese operations related to pension complements and healthcare amounted to Euro 502 million and the market value of assets under management amounted to Euro 397 million, compared to Euro 503 million and Euro 399 million as at 31

December 2012, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 700 million as at 31 March 2013 (Euro 730 million as at 31 December 2012), which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 805 million, down from Euro 834 million as at 31 December 2012, and after-tax unfunded obligations amounted to Euro 604 million, which compares to Euro 625 million as at 31 December 2012. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 70 million as at 31 March 2013 and Euro 73 million as at 31 December 2012.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 29 million to Euro 805 million as at 31 March 2013, primarily as a result of the decrease in payments of salaries to suspended and pre-retired employees, amounting to Euro 34 million in 1Q13, partially offset by the recognition of post retirement benefit costs and net actuarial losses, amounting to Euro 5 million and Euro 4 million in 1Q13, respectively. Unfunded obligations from Oi decreased from Euro 73 million as at 31 December 2012 to Euro 70 million as at 31 March 2013, reflecting a contribution of Euro 9 million made in January 2013 to cover the deficit position of the BrTPREV pension plan, which more than offset the impact of the appreciation of the Brazilian Real against the Euro (Euro 4 million) and post retirement benefit costs recorded in the period (Euro 2 million).

Post retirement benefit obligations (1)	Euro million

	31 March 2013	31 December 2012
Pensions obligations	126.3	127.3
Healthcare obligations	376.0	375.4
PBO of pension and healthcare obligations	502.2	502.7
Market value of funds	(396.9)	(399.4)
Unfunded pensions and healthcare obligations	105.3	103.3
Salaries to suspended and pre-retired employees	699.6	730.4
Gross unfunded obligations from Portuguese businesses	804.9	833.7
After-tax unfunded obligations from Portuguese businesses	603.7	625.3
Gross unfunded obligations at Oi	69.5	72.7
Accrued post retirement benefits	874.4	906.5

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Change in gross unfunded obligations (1)	Euro million

	1Q13	1Q12
Gross unfunded obligations (initial balance)	906.5	973.7
Post retirement benefits costs (PRB) (2)	7.1	10.3
Curtailment cost	0.6	0.9
Net reimbursements (contributions) to pension funds (3)	(13.3)	(17.4)
Salary payments to pre-retired, suspended employees and other	(34.4)	(35.9)
Net actuarial (gains) losses	4.3	21.7
Foreign currency translation adjustments	3.6	0.0
Gross unfunded obligations (final balance)	874.4	953.3

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) In 1Q13 and 1Q12, this caption excludes the service cost associated with active employees who were entitled to pension benefits related with the transferred regulated pension plans to the Portuguese State amounting to Euro 5.5 million and Euro 5.9 million, respectively. (3) This caption includes primarily contributions to pension funds made by Oi (Euro 8.7 million in 1Q13 and Euro 10.7 million in 1Q12) and healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 4.0 million in 1Q13 and Euro 5.2 million in 1Q12).

Equity

As at 31 March 2013, shareholders’ equity excluding non-controlling interests amounted to Euro 2,477 million, representing an increase of Euro 172 million in 1Q13 compared to Euro 2,305 million as at 31 December 2012. This increase is primarily explained by the net income generated in the period of Euro 27 million and positive foreign currency translation adjustments of Euro 162 million, which relate mainly to the impact of the appreciation of the Brazilian Real against the Euro.

Change in shareholders’ equity (excluding non-controlling interests) (1)	Euro million

1Q13
Equity before non-controlling interests (initial balance)	2,304.6
Net income	26.7
Net currency translation adjustments	162.0
Net actuarial gains(losses), net of taxes	(3.2)
Other	(13.5)
Equity before non-controlling interests (final balance)	2,476.6
Change in equity before non-controlling interests	172.0
Change in equity before non-controlling interests (%)	7.5%

(1) The consolidated statement of financial position was adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Consolidated Statement of Financial Position

Consolidated statement of financial position (1)	Euro million

		31 December 2012
	31 March 2013	restated
Cash and equivalents	2,936.0	3,387.3
Accounts receivable, net	2,123.1	2,012.1
Inventories, net	146.6	141.5
Judicial deposits	1,227.3	1,150.3
Financial investments	472.2	427.7
Intangible assets, net	5,252.9	5,089.5
Tangible assets, net	6,126.0	6,018.9
Accrued post retirement asset	9.2	11.4
Other assets	490.8	559.5
Deferred tax assets and prepaid expenses	1,379.2	1,293.8
Total assets	20,163.1	20,092.0
Accounts payable	1,194.3	1,263.2
Gross debt	11,036.6	11,098.5
Accrued post retirement liability	883.5	917.9
Other liabilities	2,743.8	2,680.2
Deferred tax liabilities and deferred income	1,246.7	1,266.9
Total liabilities	17,104.9	17,226.7
Equity before non-controlling interests	2,476.6	2,304.6
Non-controlling interests	581.6	560.7
Total shareholders’ equity	3,058.2	2,865.3
Total liabilities and shareholders’ equity	20,163.1	20,092.0

(1) The consolidated statement of financial position was adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Total assets remained broadly stable at Euro 20.2 billion as at 31 March 2013 compared to Euro 20.1 billion as at 31 December 2012, as the impact of the appreciation of the Brazilian Real against the Euro (Euro 0.5 billion) was offset by a decrease in the outstanding amount due under PT’s standby credit facilities (Euro 0.35 billion). Total liabilities stood at Euro 17.1 billion as at 31 March 2013 compared to Euro 17.2 billion as at 31 December 2012, reflecting also the above mentioned effects.

03 Operational Review

Portuguese Telecommunications Businesses

In 1Q13, the Portuguese telecommunications businesses continued to show steady customer growth, with the fixed retail customers growing by 4.3% y.o.y to 5,091 thousand (net additions reached 38 thousand in 1Q13), and mobile customers up by 2.5% y.o.y to 7,647 thousand (49 thousand net additions in 1Q13 driven by postpaid, reflecting 96 thousand postpaid net additions).

Portuguese operating data

	1Q13	1Q12	y.o.y
Fixed retail accesses (‘000)	5,091	4,880	4.3%
PSTN/ISDN	2,592	2,629	(1.4)%
Broadband customers	1,251	1,141	9.7%
Pay-TV customers	1,248	1,111	12.3%
Mobile Customers (‘000)	7,647	7,457	2.5%
Postpaid	2,565	2,449	4.7%
Prepaid	5,082	5,008	1.5%
Net additions (‘000)
Fixed retail accesses	38	85	(54.7)%
PSTN/ISDN	(13)	(19)	32.3%
Broadband customers	27	35	(24.1)%
Pay-TV customers	25	69	(64.2)%
Mobile Customers	49	14	260.3%
Postpaid	96	71	34.2%
Prepaid	(47)	(58)	18.6%
Data as % of mobile service revenues (%)	35.6	31.1	4.5	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, PT’s pay-TV service, with pay-TV customers up by 12.3% y.o.y to 1,248 thousand (net additions of 25 thousand in 1Q13), confirming the continued success and the attractiveness of MEO in the Portuguese market even against a backdrop of difficult economic environment and already high penetration of pay-TV. This performance benefited from the launch of M4O on 11 January 2013. The success of pay-TV and the transformation of PT’s fixed customer base towards triple-play continued to underpin a solid growth of fixed broadband customers, up by 9.7% y.o.y to 1,251 thousand (net additions of 27 thousand in 1Q13). PT’s triple-play customers (voice, broadband and pay-TV) grew by 18.5% y.o.y, having reached 862 thousand in 1Q13 (30 thousand net additions in the quarter). The success of MEO is anchored on a truly convergent offer, bundling fixed and mobile voice, fixed and mobile internet and TV, on the back of a very differentiated TV proposition, which leverages on a non-linear pay-TV service offering, a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices inside and outside the home.

In 1Q13, mobile customers benefited from the performance of postpaid customers, which grew by 4.7% y.o.y to 2,565 thousand (96 thousand net additions in 1Q13, +34.2% y.o.y) benefiting from the launch of M4O, albeit only on 11 January 2013. Mobile prepaid customers grew by 1.5% y.o.y in 1Q13 to 5,082 thousand, benefiting from the continued success of the new “Moche” tariff plans (+40.6% y.o.y in 1Q13 to 1,725 thousand customers with 92 thousand net additions in the quarter).

Residential

In 1Q13, residential retail accesses or retail revenue generating units (RGUs) increased by 6.1% y.o.y, reaching 3,869 thousand, with pay-TV and broadband accesses already accounting for 56.4% of total residential retail accesses as at 31 March 2013. In 1Q13, retail net additions reached 28 thousand, underpinned by the growth of MEO, PT’s pay-TV service (+10.9% y.o.y to 1,149 thousand customers), which accounted for 14 thousand net additions, while fixed residential broadband reached 1,032 thousand customers with 17 thousand net addtions. Unique customers in the residential segment were up 0.5% y.o.y to 1,878 thousand while triple-play customers stood at 787 thousand (+16.3% y.o.y) and already represented 41.9% of PT’s residential customers, a performance that highlights the strong transformation of PT’s residential segment. The continued and sustainable growth of triple-play bundles and of pay-TV and fixed broadband in the residential segment has lead to an ARPU increase of 1.4% y.o.y to Euro 31.9 and of RGU’s per unique customer from 1.95 in 1Q12 to 2.06 in 1Q13, despite a lower contribution from other value added services as economic condition in Portugal have not improved.

Residential operating data

	1Q13	1Q12	y.o.y
Fixed retail accesses (‘000)	3,869	3,647	6.1%
PSTN/ISDN	1,689	1,669	1.1%
Broadband customers	1,032	942	9.6%
Pay-TV customers	1,149	1,035	10.9%
Unique customers	1,878	1,869	0.5%
Net additions (‘000)
Fixed retail accesses	28	89	(68.8)%
PSTN/ISDN	(3)	(5)	29.3%
Broadband customers	17	31	(43.9)%
Pay-TV customers	14	63	(78.2)%
ARPU (Euro)	31.9	31.5	1.4%
Non-voice revenues as % of revenues (%)	65.0	62.5	2.6	pp

The solid growth of residential customers is clearly supported by the success of MEO, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, games, music and video on demand on all screens. MEO’s experience is now convergent. As of 11 January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service, including pay-TV, broadband and fixed and mobile voice. M4O offers 90 TV channels plus 18 radio channels, 100 Mbps broadband speed (24 Mbps of broadband speed over ADSL 2+), unlimited calls and two to four mobile SIM cards including unlimited voice and SMS to all wireline and wireless networks, on the back of PT’s 3G and 4G-LTE networks.

Consistent with the convergence trends — offering pay-TV, broadband and fixed and mobile voice under the same brand — MEO assumed a new positioning, moving from a triple-play offer based on a new TV experience to become a brand that offers an integrated service bundle of telecommunications and entertainment. The new MEO builds its new positioning based on three concepts: (1) simplicity, as a single mobile network to talk freely and without barriers to all mobile and fixed networks in Portugal; (2) convenience, as a single brand for voice, internet, and TV inside and outside the home, on the move, with a single commercial contact point and a single customer care centre, and (3) economy, as the concentration of all services under MEO’s brand allows PT to transfer the subsequent economies of scale to its customers, allowing immediate savings.

MEO’s M4O enables a unique customer experience reflected in the: (1) billing, through a single invoice and value for the entire family, allowing total cost control; (2) self-care, with an integrated online portal for all products and services; (3) CRM, allowing for an integrated customer view, and (4) sales, giving PT’s customers an integrated experience online and at the stores. The offer M4O allows all families to have access to more services and of superior quality for a monthly fee of Euro 79.99, including two mobile SIM cards allowing unlimited voice and SMS to all fixed and mobile networks and 200MB of internet access. Up to two additional SIM cards can be included for monthly fee of Euro 7.5 per each SIM card. Already in April 2013, PT launched two new Internet packages, with traffic allowances of 200MB (IT Light) for Euro 2.99 per month and 5GB (IT Ultra) for Euro 19.99 per month. At the same time, PT repositioned the existing IT packages offering additional savings of up to 55%: IT Super offers 500MB of traffic for Euro 4.99 per month and IT Super Plus offers 1GB of traffic for Euro 7.99 per month.

During 1Q13, PT continued to consolidate MEO’s leadership in terms of innovation, content differentiation and customer experience. In what concerns MEO GO!, the MEO service over the top application that allows access to 60+ channels, video on demand and recordings on smartphones, tablets and PC through WiFi and mobile networks, it is worth highlighting the launch of the new MEO GO! Apps for Android tablets and iPad, for Windows 8 and the renovation of MEO GO! website. MEO continued to innovate and to add new content to its grid through: (1) the launch of CM TV, “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read tabloid in Portugal, “Correio da Manhã”; (2) the launch of the KBS World HD channel, and (3) several promotions on existing content, namely the campaign offering two free monthly fees on Globo Premium. New content was also made available in the Meo Kids. In what concerns content, PT continued to focus on the intensification of the partnerships with content providers, focusing on two-way collaborations to improve content quality, and on the renegotiation of existing content deals aiming at adapting further the content cost structure to the macro environment, thus generating savings in content costs. Already in April 2013, MEO launched together with TVI, a leading free-to-air portuguese channel, an interactive channel entirely dedicated to the new programme “Big Brother VIP” enabling access to the Big Brother house for 24 hours a day and to be able to follow all that happens between competitors of the most watched reality show of the world. The “Big Brother VIP” channel stood at fourth place in the April audience ranking.

Service revenues in the Residential segment reached Euro 180 million, up by 4.1% y.o.y and continued to show solid growth (4Q12: +4.9% y.o.y; 3Q12: +4.3% y.o.y; 2Q12: +4.4% y.o.y, and 1Q12: +4.2% y.o.y). This performance was achieved on the back of the continued strong performance of MEO triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a fixed telephone legacy to a triple-play customer base. As a result of the higher penetration of triple-play offers, the weight of non-voice services in Residential service revenues stood at 65.0% in 1Q13 (+2.6pp y.o.y) and the weight of flat revenues stood at 88.4% (+1.8pp y.o.y).

Personal

In 1Q13, mobile Personal customers, including voice and broadband customers, increased by 3.2% y.o.y improving further the momentum observed in the previous nine quarters (4Q12: +1.5%, 3Q12: -1.1% y.o.y; 2Q12: -1.1% y.o.y; 1Q12: -0.9% y.o.y; 4Q11: -0.5% y.o.y; 3Q11: 0.0% y.o.y; 2Q11: +0.4% y.o.y, and 1Q11: +2.0%

y.o.y). In 1Q13, mobile Personal customers registered 52 thousand net additions (44 thousand net disconnections in 1Q12), underpinned by the solid performance in postpaid (99 thousand net additions in 1Q13). This performance is anchored on the strong commercial success of M4O, which is underpinning the transformation of the Portuguese mobile market by introducing convergence, which allows additional differentiation of commercial offers, while at the same time shifting the focus from prepaid to postpaid. PT’s M4O offer, launched only on 11 January 2013, has a 24 month loyalty plan, thus reinforcing revenue predictability. The results obtained show a solid and continued growth in fixed and mobile RGUs. As at May 2013, total RGUs associated with M4O amounted to more than 600 thousand and 40% are new customers to PT. M4O is allowing savings of 18.5% for customers while driving a 10% revenue enhancement at PT. Net disconnections of prepaid customers stood at 47 thousand in 1Q13, a seasonally weak quarter, albeit having improved versus 1Q12 (57 thousand net disconnections). This improvement was achieved on the back of the successful commercial performance of the “Moche” tariff plans, following the new positioning implemented in 2012, that allowed TMN in one year to achieve leadership in the 10-14 years old segment.

Personal operating data

	1Q13	1Q12	y.o.y
Mobile Customers (‘000)	6,076	5,889	3.2%
Postpaid	1,192	1,077	10.6%
Prepaid	4,884	4,811	1.5%
Net additions (‘000)	52	(44)	219.9%
Postpaid	99	14	n.m.
Prepaid	(47)	(57)	18.9%
MOU (minutes)	92	91	1.2%
ARPU (Euro)	7.6	8.8	(13.5)%
Customer	7.1	8.0	(10.8)%
Interconnection	0.4	0.8	(41.7)%
SARC(Euro)	25.5	27.1	(5.7)%
Data as %of service revenues (%)	36.0	32.7	3.3	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customers demand for increasingly higher bandwidth and provide the best quality of service in the market. PT has the best 4G-LTE network coverage reaching 92% of the population and allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV — MEO GO!; music on demand — Music Box; navigation app — TMN Drive, and Cloud PT, which offers 16Gb of cloud storage space for free), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national WiFi network. PT’s WiFi offer includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G and 4G-LTE offload to WiFi whenever the device is within WiFi coverage. As such, WiFi clearly complements 3G and 4G-LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

In January 2013, TMN’s multi-SIM 4G-LTE service, that allows customers to share the Internet plafond among the smartphone, tablet and PC, was elected product of the year in the mobile tariff plans category. This award is the result of an independent survey carried out amongst consumers in the sector of fast moving consumer goods. In March 2013, following the launch of M4O, TMN repositioned its “Unlimited” tariff plans and launched a commercial campaign aimed at reinforcing the competitiveness of its postpaid tariff plans targeted at heavy mobile consumers that want to use their smartphones without limitations on voice and data services. The new “Unlimited” tariff plans offer unlimited voice and SMS for all national networks, up to 5GB of Internet, unlimited access to PT’s WiFi network, 16GB of storage in Cloud PT and free access to “Musicbox”, PT’s music streaming service. The range of the “Unlimited” tariff plans addresses different profiles of Internet usage: from the “Unlimited S” that sells at Euro 15.9 per month and offers 200MB per month up to the “Unlimited XL” that sells at Euro 69.9 per month and offers 5GB per month. TMN also continued to strengthen its smartphone portfolio, aiming at diversifying operating systems and providing the widest range of handsets to meet customer demand. It is worth highlighting the launch of Blackberry Z10, using the BB10 software, and Huawei Ascend W1, using Windows Phone 8.

In 1Q13, customer revenues in the Personal segment declined by 8.6% y.o.y to Euro 129 million, improving when compared to 4Q12 (-9.1% y.o.y) and 3Q12 (-11.2% y.o.y), despite the challenging economic background and the adverse calendar movements as 2012 was a leap year and in 2013 the Easter took place in the first quarter. The decline in customer revenues reflected: (1) lower and volatile recharges as a result of difficult economic conditions; (2) price competition and migration to lower tariff plans, and (3) lower revenues derived from mobile broadband as penetration of fixed broadband and WiFi coverage increases. These effects were partially compensated by the strong growth of “internetnotelemovel” revenues leveraged on the increased penetration of smartphones. Interconnection revenues declined by 40.2% y.o.y to Euro 8 million in 1Q13, accelerating when compared to 4Q12 (-38.6% y.o.y to Euro 10 million) and 3Q12 (-32.8% y.o.y to Euro 11 million) and also contributed to a total decline of service revenues of -11.4% y.o.y (-11.9% y.o.y in 4Q12 and -13.2% y.o.y in 3Q12). In effect, MTRs declined throughout 2012 from Euro 3.50 cents to Euro 1.27 cents as from 31 December 2012. ARPU of the personal segment stood at Euro 7.6 (-13.5% y.o.y) and customer ARPU stood at Euro 7.1 (-10.8% y.o.y). The weight of non-voice revenues in service revenues stood at 36.0% in 1Q13 (+3.3pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”, while the weight of flat-fee revenues stood at 34.9% (+6.2pp y.o.y).

As referred to before, in January 2013 PT launched M4O, the first truly converged fixed-mobile quadruple-play service including TV, broadband, fixed and mobile telephone with unlimited voice and SMS to all mobile networks. This new converged quadruple-play service is anchored on MEO’s triple-play unique offer and is targeted at differentiating further the mobile services offered in the Personal segment, thus moving away from price competition.

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and convergent and integrated IT offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

PT has a three-tier approach to the B2B market focused on value added services: (1) Residential+, which makes available to the small offices/home offices (SOHO) fixed and mobile voice and fixed and mobile broadband and convergent services through the M4O offer; (2) Connected+, which provides multi-employee convergent connectivity to small and medium businesses, including mobility solutions for itinerant employees, and simple software solutions, and (3) Integrated+, which provides unified communications, outsourcing of ICT services, application integration, M2M and specific IT/IS solutions, business process outsourcing and IT consultancy, including end-to-end approach to customers by supporting their IT transformation through business consulting approach, in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services. Cloud services, where PT positions itself as a hybrid player serving the full stack of IT needs, are available to all tiers by leveraging on strategic partnerships to accelerate access to leading-edge technologies, which are hosted in PT’s data centre in Covilhã. PT’s market positioning allows it to offer comprehensive cloud solutions: (1) hybrid player providing three deployment models (Public, Private and Hybrid); (2) complete offering for the full range of service models (IaaS, SaaS and PaaS), and (3) high flexibility to work on and off premises (public and virtual public cloud). As part of its wide-ranging approach to the enterprise market, PT has developed multiplatform payment solutions, available for the smartphone, PC and TV, and that also allow the integration of payments with existing systems through industrial wallet PT terminal and with physical card through a MPOWA mini-terminal paired with the smartphone through Bluetooth. This comprehensive platform enables merchants to integrate diversified payment solutions and customer loyalty programmes, with their communications and IT needs. Additionally, PT has available integrated pay-per-user vertical solutions designed for specific sectors and/or companies.

In 1Q13, fixed retail customers of the enterprise segment stood at 1,030 thousand, an improved performance of 12 thousand net additions during the quarter as compared to 5 thousand and 68 thousand net disconnections in 4Q12 and 2012, respectively. Moreover, in 1Q13, the Enterprise segment registered: (1) 8 thousand net disconnections of fixed lines (13 thousand and 101 thousand net disconnections in 4Q12 and 2012, respectively); (2) 9 thousand net additions of fixed broadband (4 thousand and 15 thousand net additions in 4Q12 and 2012, respectively), and (3) 11 thousand net additions of pay-TV customers (4 thousand and 18 thousand net additions in 4Q12 and 2012, respectively). This improved performance across the various services reflects a solid success of the M4O offer in the SOHO and small and medium business, although it was only launched on 11 January 2013.

Enterprise operating data

	1Q13	1Q12	y.o.y
Fixed retail accesses (‘000)	1,030	1,039	(0.8)%
PSTN/ISDN	717	769	(6.8)%
Broadband customers	217	197	10.1%
Pay-TV customers	97	74	31.9%
Retail RGU per access	1.44	1.35	6.4%
Mobile Customers (‘000)	1,514	1,504	0.6%
Net additions (‘000)
Fixed retail accesses	12	(48)	124.5%
PSTN/ISDN	(8)	(58)	85.5%
Broadband customers	9	4	126.1%
Pay-TV customers	11	6	93.6%
Mobile Customers	(0)	59	(100.6)%
ARPU (Euro)	21.7	24.4	(10.7)%
Non-voice revenues as %of revenues (%)	52.1	47.2	4.9	pp

Operating revenues of the Enterprise customer segment declined by 10.5% y.o.y to Euro 202 million in 1Q13, showing a sequential deterioration as a result of adverse calendar effects, mainly on mobile, including 2012 being a leap year and Easter being in 1Q13 (working days in 1Q13 were 4.6% lower than in 1Q12). The revenue performance in the Enterprise segment also continues to be penalised by the economic and pricing environment, namely by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) the large corporate cost reduction initiatives; (3) the small and medium businesses, which were still showing some resilience in 2012, are now more penalised by the economic and financing context, and (4) intense price competition across the various segments. Notwithstanding the economic environment, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 1Q13, non-voice services represented 52.1% of Enterprise retail revenues, up by 4.9pp y.o.y.

Consolidated financial performance in Portugal

In 1Q13, revenues from Portuguese telecommunications businesses declined by Euro 46 million (-6.8% y.o.y) to Euro 634 million. This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 24 million and Euro 13 million, respectively) and lower revenues from wholesale and other, including intragroup eliminations (Euro 15 million), that more than compensated the 3.2% y.o.y increase in the Residential customer segment (Euro 6 million). This revenue performance also included the impact of adverse calendar effects, as referred before, with a total direct impact in revenues amounting to Euro 5 million in 1Q13. Wholesale, other and eliminations revenues declined to Euro 93 million (-13.6% y.o.y), primarily as a result of lower revenues associated to: (1) public pay phones; (2) directories business; (3) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build own networks, and (4) termination of national and international traffic, due to lower volumes in certain geographic and non-geographic special services and indirect traffic terminations.

In 1Q13, revenues in Portugal were also penalised by adverse regulation movements (Euro 14 million), including lower MTRs (Euro 9 million) and roaming (Euro 2 million). Excluding regulation effects, revenues would have decreased by 4.6% y.o.y in 1Q13.

In 1Q13, operating costs excluding D&A and PRBs declined by 2.6% y.o.y (Euro 10 million) to Euro 363 million. The performance of operating costs reflected the adverse impact of weather conditions, including heavy rains. The total direct impact of this effect in opex and the costs associated with the launch of M4O amounted to Euro 6 million in 1Q13. Excluding these two effects, opex in Portuguese telecommunications businesses would have declined by 4.1% y.o.y in 1Q13.

Wages and salaries increased by 4.4% y.o.y to Euro 63 million. This performance reflects a higher allocation of field force engineers to maintenance and repair activities due to adverse weather conditions. Direct costs were down by 1.0% y.o.y to Euro 114 million in 1Q13, reflecting mainly lower traffic costs at TMN, following the impact of the regulated MTR cuts, and also lower costs associated with the directories business. These declines were partially compensated by: (1) higher costs associated with international traffic; (2) higher costs associated with the provision of IT/IS solutions and outsourcing services, as a result of increased weight of these services in revenues, and (3) higher programming costs (+1.1% y.o.y in 1Q13) on the back of continued customer growth and investment in the differenciation of the MEO content offering. Notwithstanding this investment, programming costs per customer declined by 11.0% y.o.y. Commercial costs decreased by 16.7% y.o.y to Euro 60 million in 1Q13, reflecting: (1) lower cost of goods sold (-23.2% y.o.y), due to lower subsidies and lower average cost of handsets; (2) lower commissions (-9.0% y.o.y), despite continued customer growth, thus reflecting lower churn, and (3) lower marketing and publicity (-21.8% y.o.y). This performance of commercial costs was achieved despite the costs associated with the launch of M4O, in which PT did significant investments, and reflects a continued favourable performance in terms of churn. This is particularly observed in TV customers, as not only the FTTH has lower churn than ADSL and satellite, but also churn has been coming down across all technologies. Other operating expenses were broadly stable (+0.5% y.o.y in 1Q13) at Euro 126 million, explained by a higher level of maintenance and repairs and customer support costs due to the weather conditions. However, it is worth highlighting that the adverse effects of the heavy rain were felt solely in copper customers, as FTTH customers were immune to these conditions. Structural costs benefit of the FTTH and 4G- LTE networks and the extensive field force transformation programme continued to be visible with improved quality of service and lower cost structure.

In 1Q13, EBITDA in Portuguese telecommunications businesses stood at Euro 272 million (-11.7% y.o.y) with a margin of 42.8% (-2.4pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 43 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 42 million, while EBITDA declined by Euro 36 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient. As previously mentioned, heavy rainfall (6.7x higher than in 1Q12) and the launch of M4O had a negative impact on the cost performance. Excluding these two effects and also the calendar impact on revenues, EBITDA in Portuguese telecommunications businesses would have declined by 8.5% y.o.y in 1Q13.

Portuguese telecommunications businesses financial information	Euro million

	1Q13	1Q12	y.o.y
Operating revenues	634.4	680.4	(6.8)%
Residential	182.5	176.9	3.2%
Service revenues	180.3	173.2	4.1%
Sales and other revenues	2.2	3.8	(40.4)%
Personal	156.3	169.3	(7.7)%
Service revenues	137.5	155.2	(11.4)%
Customer revenues	129.4	141.6	(8.6)%
Interconnection revenues	8.1	13.6	(40.2)%
Sales and other	18.7	14.1	32.6%
Enterprise	202.2	226.0	(10.5)%
Wholesale, other and eliminations	93.4	108.2	(13.6)%
Operating costs	362.9	372.7	(2.6)%
Wages and salaries	63.0	60.3	4.4%
Direct costs	114.4	115.6	(1.0)%
Commercial costs	59.8	71.7	(16.7)%
Other operating costs	125.8	125.1	0.5%
EBITDA (1)	271.6	307.7	(11.7)%
Post retirement benefits	10.6	14.7	(27.5)%
Depreciation and amortisation	161.8	166.9	(3.1)%
Income from operations (2)	99.1	126.1	(21.4)%
EBITDA margin (3)	42.8%	45.2%	(2.4pp)
Capex	99.2	114.9	(13.7)%
Capex as % of revenues	15.6%	16.9%	(1.3pp)
EBITDA minus Capex	172.4	192.8	(10.6)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

Capex from Portuguese telecommunications businesses decreased by 13.7% y.o.y to Euro 99 million in 1Q13 and stood at 15.6% of revenues (-1.3pp y.o.y). The capex decline is explained by: (1) lower customer related capex, reflecting lower unitary equipment costs, lower net additions and lower churn across the pay-TV and broadband services, and (2) lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. These past investments have translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal, where PT already covers 1.6 million households with FTTH and 92% of the population with 4G-LTE allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. In 1Q13, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 28% of total capex in 1Q13 and almost doubled versus 1Q12; (2) customer capex, which amounted to Euro 40 million    (-20.3% y.o.y), and (3) technology and infrastructure capex (Euro 32 million, -35.7% y.o.y). The investments in IT/IS projects were focused on the IT transformation programme aimed at converge, standardise, integrate and simplify business processes and IT, thus enabling a truly convergent customer experience.

EBITDA minus capex in 1Q13 was down by 10.6% y.o.y to Euro 172 million. In 2013, capex in the Portuguese telecommunications businesses is expected to continue to decline, notwithstanding the investment made in the data centre, by more than Euro 50 million when compared to 2012.

International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segments, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to expand market share, particularly in postpaid and in mobile data, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganisation, the company is also implementing a more active commercial strategy, including establishing regional commercial structures and restructuring its distribution network and stepping up investments in network, technology and innovation.

In 1Q13, Oi’s revenue generating units (RGUs) stood at 74,705 thousand, up by 5.5% y.o.y, including: (1) 18,471 thousand residential RGUs (+3.5% y.o.y); (2) 46,569 thousand personal mobile customers, which grew by 5.6% y.o.y, and (3) 8,949 thousand enterprises RGUs, up by 10.3% y.o.y.

Oi operating data

	1Q13	1Q12	y.o.y
Residential RGUs (‘000)	18,471	17,850	3.5%
Fixed lines	12,383	12,841	(3.6)%
Fixed broadband	5,251	4,614	13.8%
Pay-TV	837	396	111.4%
ARPU (R$)	68.8	63.1	9.0%
Personal Mobility RGUs (‘000)	46,569	44,106	5.6%
Prepaid customers	39,905	38,536	3.6%
Postpaid customers + Oi controle	6,664	5,570	19.6%
Enterprises RGUs (‘000)	8,949	8,112	10.3%
Fixed lines	5,398	5,192	4.0%
Broadband	604	535	12.9%
Mobile	2,946	2,385	23.5%
Other (‘000)	716	757	(5.4)%
RGUs (‘000)	74,705	70,826	5.5%

In 1Q13, in the residential segment, Oi continued to show a deceleration in the trend of line loss (1Q12: -7.8% y.o.y; 2Q12: -6.2% y.o.y; 3Q12: -5.0% y.o.y, 4Q12: -4.4% y.o.y, and 1Q13: -3.6% y.o.y), a steady growth of fixed broadband accesses (+13.8% y.o.y in 1Q13 to 5,251 thousand) and another quarter of pay-TV growth, reaching 837 thousand customers (+111.4% y.o.y). This performance continues to confirm the turnaround of the historical wireline trends, underpinned by the strengthening of Oi’s convergent offers and increased broadband speeds coupled with increased sales channels and advertising campaigns. The average broadband speed in Oi’s residential customer base stood at 3.4 Mbps, which compares to 3.1 Mbps in December 2012, reflecting that 34% (+10pp y.o.y) and 15% (+3pp y.o.y) of Oi’s broadband customers have speeds above 5 Mbps and 10 Mbps, respectively.

During 1Q13, Oi continued to invest in the pay-TV offer which is core to its convergence strategy, with the purpose to increase the number of revenue generating units per each unique customer as it increases customer loyalty and drives sustainable ARPU growth. Oi has one of the largest HD subscriber penetration in the market, with 100% of Oi’s new customers subscribing to an HD package. Oi TV’s residential penetration more than doubled in the last 12 months, leading to a pay-TV penetration per household of 6.7% (up by 3.7pp y.o.y in 1Q13). As a result of the focus on convergence and double and triple-play, the weight of unique customers that subscribe to more than one service from Oi increased by 7.6pp y.o.y in 1Q13, to 55.5%. This progress is underpinned by over 100% growth in pay-TV, continued double-digit growth in fixed broadband and the effectiveness of customer loyalty and retention programmes aimed at the wireline base.

In 1Q13, Oi’s Residential revenues increased by 5.2% y.o.y to R$ 2,555 million, showing a strong improvement when compared to previous quarters, due to the positive contribution of revenue from broadband and pay-TV services, which revealed strong customer demand for triple-play and quadruple-play services. This performance, coupled with a significant reduction in fixed line churn, is explained by Oi’s successful strategy of offering convergent services and initiatives to increase profitability and customer loyalty, leading to residential ARPU growth of 9.0% y.o.y, reaching R$ 68.8.

In the Personal Mobility segment, Oi’s mobile customers stood at 46,569 (+5.6% y.o.y) with net additions of 264 thousand in 1Q13. Oi continued to focus on growth of high value and postpaid customers, on increasing the penetration of data and value added services and improving prepaid profitability. Postpaid customers increased by 19.6% y.o.y, reaching 6,664 thousand at the end of 1Q13, with net additions of 192 thousand. The weight of postpaid customers in the Personal Mobility segment increased to 14.3% as at 31 March 2013 (+1.7pp y.o.y). Oi has continued to focus on growing in the high-end market and has gained an increased share of the postpaid market (+2.4pp y.o.y) on the back of: (1) increased sales channel reach; (2) simplified plans; (3) handset discounts, and (4) 3G network expansion. Postpaid customers under loyalty contracts increased significantly in 1Q13, which resulted in a close to 50% churn reduction for those postpaid customers with only one product.

Prepaid customers stood at 39,905 thousand in 1Q13, increasing by 3.6% y.o.y and representing 85.7% of Oi’s Personal Mobility customer base. This performance was underpinned by the focus of Oi’s growth strategy on profitability of the customer base with Oi observing consistent growth in recharges. Revenues from prepaid SMS and mobile data increased significantly in 1Q13 due to Oi’s comprehensive customer offerings. In 1Q13, Oi expanded its 3G coverage to 74% of the population (+19pp y.o.y), in order to sustain the continued growth of mobile data, and also expanded its 4G-LTE footprint, through: (1) the expansion of its 4G-LTE network in the six cities where the Confederations Cup will take place, and (2) 4G-LTE network sharing with TIM, already approved by the Brazilian authorities.

In 1Q13, Oi’s Personal Mobility revenues stood at R$ 2,316 million, having increased by 10.0% y.o.y. Oi’s service revenues increased by 6.4% y.o.y to R$ 1,597 million, on the back of the strong performance in data and value added services, explained by the strong rollout of 3G services and attractive data and SMS plans. Oi’s focus on high-end customers is driving a revenue profile change in the Personal Mobility segment, which is becoming less dependent on prepaid and interconnections revenues and relying more on postpaid, data and value added services revenues.

Oi’s enterprise customers stood at 8,949 thousand in 1Q13, increasing by 10.3% y.o.y, underpinned by wireline (+4.0% y.o.y), mobile (+23.5% y.o.y) and data (+12.9% y.o.y) growth.

In 1Q13, revenues from the Enterprises segment decreased by 1.5% y.o.y to R$ 2,079 million, explained by higher provisions for regulatory tariff reductions in wholesale. This decline was partially offset by the increased usage of data services and growth of the Enterprises mobile base. In the small and medium businesses, Oi continued focused on profitable customer growth. This was achieved by: (1) increasing revenues, through continued expansion of sales channels; (2) reducing churn by focusing on customer retention programmes, and (3) rasing the minimum traffic thresholds of entry plans, thereby, increasing the profitability of new customers. This programme translated into growth of RGUs in 1Q13 (+4.2% y.o.y), having Oi been able to turn around the secular RGU loss in this segment. In the small and medium businesses, Oi also continued to implement programmes to increase operating efficiency, including repositioning of certain offerings and adjusting selling policies and credit filters. In the end of 2012, Oi launched a cloud computing offering, Oi Smart Cloud, which has obtained favourable customer response and has strengthened Oi’s portfolio of services  by moving towards IT and IS value added services. These initiatives are aligned with the strategy to increase its focus on this segment, leveraging on mobile penetration and strengthening of Oi’s IT offering.

Oi’s mobile customers stood at 49,515 thousand (+6.5% y.o.y), with net additions of 255 thousand in 1Q13 and gross additions of 6.2 million. In 1Q13, Oi maintained its focus on growing in the high value segment by improving the reach of its retail channels, simplifying its tariff plans, launching smartphone campaigns and expanding its 3G network. As a result, Oi continued as the sole operator in the Brazilian market to meaningfully grow share of postpaid.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	1Q13	1Q12	y.o.y
Residential	2,555	2,429	5.2%
Personal Mobility	2,316	2,106	10.0%
Services	1,597	1,501	6.4%
Network Usage	571	580	(1.6)%
Sales of handsets, sim cards and others	148	25	n.m.
Enterprises	2,079	2,111	(1.5)%
Other services	91	155	(41.3)%
Pro-forma consolidated net revenues	7,041	6,802	3.5%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 1Q13, Oi’s pro-forma consolidated net revenues, as prepared by Oi, increased by 3.5% y.o.y to R$ 7,041 million, a growth that was driven by the Personal Mobility and Residential segments. For the third consecutive quarter, Oi posted annual growth in net revenues (1Q12: -1.9% y.o.y; 2Q12: -2.4% y.o.y; 3Q12: +1.5% y.o.y; 4Q12; +6.2% y.o.y and 1Q13: +3.5% y.o.y), mainly driven by the continuing expansion of the mobile customer base, primarily the postpaid segment, and higher broadband and pay-TV sales that reduced fixed line attrition in the Residential segment.

EBITDA, as reported by Oi, increased by 6.6% y.o.y in 1Q13, to R$ 2,151 million, with a margin of 30.5%. In 1Q13, EBITDA performance reflected higher operating expenses (+2.2% y.o.y to R$ 4,890 million), as a result of an increase in: (1) third-party services (+16.3% y.o.y), due to higher maintenance expenses, higher expenses with commissions and increased pay-TV content costs; (2) cost of goods sold (157.9% y.o.y), explained by Oi’s return to the handset market, in line with its strategy to focus on the high-value segment; (3) personnel costs (+10.2% y.o.y), due to the insourcing of some external operations and increased sales channels, and (4) provision for bad debts (+4.5% y.o.y). Other net operating expenses include the reversal of R$ 173 million in 1Q13, related to accrued bonus.

Oi pro-forma income statement (1)	R$ million, 100%

	1Q13	1Q12	y.o.y
Pro-forma consolidated net revenues	7,041	6,802	3.5%
Pro-forma operating costs	4,890	4,784	2.2%
Interconnection	1,094	1,163	(5.9)%
Personnel	531	482	10.2%
Cost of goods sold	147	57	157.9%
Third-Party Services	2,182	1,876	16.3%
Marketing	65	115	(43.5)%
Rent and Insurance	462	455	1.5%
Provision for Bad Debts	209	200	4.5%
Other Operating Expenses (Revenue), Net	200	436	(54.1)%
Pro-forma EBITDA	2,151	2,018	6.6%
EBITDA margin	30.5%	29.7%	0.8	pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

Other international assets

In 1Q13, other international assets, on a pro-forma basis, increased their proportional revenues by 3.0% y.o.y to Euro 129 million and grew EBITDA by 3.7% y.o.y to Euro 62 million, as a result of a solid operational and financial performance by the majority of PT’s international assets, notwithstanding a high level of penetration in some markets and some negative foreign exchange effects.

Proportional financial information of other international assets (1)	Euro million

	1Q13	1Q12	y.o.y
Operating revenues	128.5	124.7	3.0%
EBITDA (2)	61.7	59.5	3.7%
Depreciation and amortisation	15.8	13.8	14.5%
Income from operations (3)	45.9	45.7	0.4%
EBITDA margin (4)	48.0%	47.7%	0.3	pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues

Highlights of main assets in Africa and Asia (1Q13) (1)	Million (financials)

			Rev.		EBITDA				EBITDA
	Stake	Customers	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	9,185	496	6.5%	274	3.5%	55.3%	376	208
MTC, Namibia (3) (4)	34.00%	2,188	487	9.4%	236	16.6%	48.5%	41	20
CVT, Cape Verde (3) (4)	40.00%	430	1,875	(18.9)%	971	(14.8)%	51.8%	17	9
CST, S.Tomé & Principe (3) (4)	51.00%	134	71,415	1.0%	17,664	6.2%	24.7%	3	1
CTM, Macao (2)	28.00%	1,039	1,188	5.4%	392	20.0%	33.0%	113	37
Timor Telecom, East Timor (3) (5)	44.17%	626	17	2.9%	9	(7.5)%	50.1%	13	7

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT. (5) PT increased its stake in Timor Telecom from 41.12% to 44.17% in March 2013.

In 1Q13, Unitel’s revenues and EBITDA, in USD, increased by 6.5% y.o.y to USD 496 million and by 3.5% y.o.y to USD  274 million. In 1Q13, Unitel posted solid operational and financial figures on the back of successful campaigns aimed at increasing penetration of mobile broadband and promoting voice usage. Unitel also continued to launch several initiatives targeted at strengthening its distribution channels and improving the quality of its network.

In 1Q13, MTC’s revenues and EBITDA increased by 9.4% y.o.y and by 16.6% y.o.y, reaching NAD 487 million and NAD 236 million, respectively. EBITDA margin was 48.5%. Data revenues accounted for 22.5% of service revenues, amongst the highest in the African continent. In 1Q13, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenues growth, underpinned by the use of 4G-LTE technology and Netman brand; (2) promoting migration between pricing plans to increase usage and revenues; (3) developing campaigns to promote recharges and usage, and (4) launching Smartshare, a convergent internet/mobile service, that combines Netman Home (internet router) with 1 up to 3 smartphones.

In 1Q13, CVT’s revenues decreased by 18.9% y.o.y to CVE 1,875 million, while EBITDA decreased by 14.8% y.o.y to CVE 971 million. EBITDA margin stood at 51.8%. The performance of CVT’s revenues and EBITDA was impacted by international accounting rule IFRIC12. Excluding this effect, revenues would have decreased by 5.9% y.o.y, while EBITDA would have decreased by 12.1% y.o.y. Revenues and EBITDA were primarily impacted by the adverse evolution of fixed wholesale revenues (-17.8%), fixed retail revenues (-9.9% y.o.y) and by a one-off in 1Q12 in other revenues. In 1Q13, CVT’s posted a solid mobile performance, underpinned by the success of the broadband commercial strategy. During 1Q13, CVT launched several commercial offers, including: (1) door to door and outbound campaign which underpinned fixed gross adds and migration from the basic fixed voice price plan to Di Casa, a new pricing plan and (2) Powa Swag Total, new youngsters pricing plan (with monthly and weekly subscription options).

In 1Q13, CST’s revenues and EBITDA increased by 1.0% y.o.y and by 6.2% y.o.y to STD 71,415 million and STD 17,664 million, respectively. EBITDA margin was 24.7%. In 1Q13, CST launched new broadband mobile and fixed services, using the new submarine cable broadband capabilities and developed its distribution network. Penetration of mobile services in São Tomé e Principe now stands at circa 73% (+3.3pp y.o.y).

In 1Q13, CTM’s revenues and EBITDA increased by 5.4% y.o.y and by 20.0% y.o.y to MOP 1,188 million and MOP 392 million, respectively. EBITDA margin was 33.0%. Revenue growth was driven by an increase in data and roaming. Data revenues represented 25.5% of mobile service revenues. In 1Q13, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 1Q13, Timor Telecom’s revenues and EBITDA stood at USD 17 million (+2.9% y.o.y) and USD 9 million (-7.5% y.o.y), respectively, reflecting the entry of a new competitor in the market. EBITDA margin was 50.1%. As at 31 of March 2013, Timor Telecom reached 621 thousand mobile customers. Data revenues accounted for 18.5% of mobile service revenues. In 1Q13, Timor Telecom launched several initiatives including: (1) segmented mobile broadband and data offers; (2) new pricing plans with more competitive tariffs; (3) several voice and data stimulation campaigns, and (4) improvement of its distribution network, both with the launch of new shops/upgrade of existing ones and the strenghtning of its indirect distribution channels.

04 Other Disclosures

Additional information

Please see additional information in the notes to our financial statements as at 31 March 2013.

Changes in accounting policies and estimates

Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of a revised version of IAS 19 Employee Benefits. The main changes consisted of determining the expected return on assets based on the discount rate of the correspondent liabilities instead of the long-term rate of return on assets, which in our case resulted in a lower return on assets and consequently higher post retirement benefits costs. The impacts of this adoption are as follows:

Euro million

	1Q12	2Q12	3Q12	4Q12	2012
Reported
PRB	14.8	14.0	13.9	15.6	58.3
EBIT	210.2	218.6	219.6	171.3	819.8
Work force reduction programme costs	0.9	0.0	1.1	0.1	2.1
Net Income	56.5	68.8	63.7	41.4	230.3
Restated
PRB	16.2	15.4	15.3	17.0	64.0
EBIT	208.8	217.2	218.2	169.9	814.1
Work force reduction programme costs	0.9	0.0	1.1	0.4	2.4
Net Income	55.4	67.7	62.6	40.1	225.8

Please see additional information regarding the matters referred to above, including the detailed impacts of the restatements, in Note 2 of our financial statements as of 31 March 2013.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

05 Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud services

Services delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model, offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PBO	Post Retirement Benefit Obligations.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G-LTE

4Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Additional Information

This information is also available on PT’s IR website ir.telecom.pt and mobile website m.telecom.pt and on PT’s IR&CSR app for iPad and Android tablets.

Conference Call details

Date: 23 May 2013
Time: 16:00 (Portugal/UK), 17:00 (CET),
11:00 (US/NY)
Telephone numbers
Outside US: +1 201 689 7817
US and Canada: 877 269 7756

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 413803)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 413803)

Contacts

Luís Pacheco de Melo
Group Chief Financial Officer
luis.p.melo@telecom.pt

Bruno Saldanha
Chief Accounting Officer
bruno.m.saldanha@telecom.pt

Nuno Vieira
Investor Relations Officer
nuno.t.vieira@telecom.pt

Portugal Telecom Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa, Portugal Tel.: +351 21 500 1701 Fax: +351 21 500 0800	Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.